UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549





                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                          CROWLEY, MILNER AND COMPANY
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  228093-10-0
                                (CUSIP Number)

                              Paul R. Rentenbach
                              Dykema Gossett PLLC
                            400 Renaissance Center
                            Detroit, Michigan 48243
                                (313) 568-6973
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                April 30, 1998
            (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box [   ]

CUSIP No.228093-10-0

1.       Name of Reporting Person:   Paul R. Rentenbach
         S.S. or I.R.S. Identification No. of Above Individual (optional):
         N/A

2.       Check the Appropriate Box if a Member of a Group:
                 (a)    [  ]
                 (b)    [  ]

3.       SEC Use Only

4.       Source of Funds:   00

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                 [  ]

6.       Citizenship or Place of Organization:   United States

         Number of Shares         7.  Sole Voting Power
                                        21,100
         Beneficially             8.  Shared Voting Power
                                        -0-
         Owned by Each            9. Sole Dispositive Power
                                                          21,100
         Reporting Person         10. Shared Dispositive Power
                 With                   -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                 121,100

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares
                 [   ]

13.      Percent of Class Represented by Amount in Row (11)
                 7.8%

14.      Type of Reporting Person:  IN

CUSIP NO. 228093-10-0

ITEM 1.  Security and Issuer

         The title of the class of equity security to which this statement relates is the Common Stock, (the "Common Stock") of Crowley, Milner and Company, a Michigan corporation (the "Issuer"), whose principal executive offices are located at 2301 West Lafayette, Detroit, Michigan 48216.

ITEM 2.  Identity and Background

         This statement is filed by Paul R. Rentenbach, 1125 Three Mile, Grosse Pointe Park, Michigan 48230, a United States citizen. Mr. Rentenbach's present principal occupation is that of an attorney, and he also serves as a director of the Issuer. During the last five years, Mr. Rentenbach has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration

         All of the shares of Common Stock to which this Schedule 13D relates were acquired by Mr. Rentenbach with his personal funds.

ITEM 4.  Purpose of Transaction

         Mr. Rentenbach intends to hold all of the Common Stock to which this
Schedule 13D relates for investment purposes. Mr. Rentenbach intends to review on a continuing basis his investment in the Issuer and the Issuer's business and prospects. Mr. Rentenbach has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs
(a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  Interest in Securities of the Issuer

         (a) Mr. Rentenbach owns beneficially 121,100 shares of Common Stock, which is comprised of 21,100 shares of Common Stock owned directly by Mr. Rentenbach and 100,000 shares of Common Stock which Mr. Rentenbach has the option to acquire within 60 days from April 30, 1998, as described under
Item 6. Based on the Issuer's representation that it had 1,544,462 shares of Common Stock issued and outstanding as of April 17, 1998, Mr. Rentenbach may be deemed to be the beneficial owner of 7.8% of the Issuer's outstanding shares of Common Stock.

         (b) Mr. Rentenbach has sole voting and dispositive power with respect to all shares beneficially owned by him.

         (c) There have been no transactions in the Common Stock by Mr. Rentenbach during the past 60 days.

         (d)     Not applicable.

         (e)     Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Pursuant to an option agreement dated December 29, 1997 (the Agreement), Joseph C. Keys granted to Mr. Rentenbach an option to purchase 100,000 shares of Common Stock of the Issuer (the "Optioned Stock"). The Agreement provides that the option is exercisable at any time after June 30, 1998, and prior to 6:00 p.m., June 30, 1999, but only on one occasion and only with respect to all of the Optioned Stock. However, the option is exercisable prior to June 30, 1998, on one occasion and only with respect to all of the Optioned Stock, if a "Change in Control Event," as defined therein, occurs prior to June 30, 1998. The purchase price of the Optioned Stock shall be the Fair Value of the stock based upon the average closing price of a share of Common Stock of the Company during the twenty (20) trading days prior to the exercise date during which the Company's Common Stock has actually traded on the American Stock Exchange, Nasdaq or any other stock exchange, but shall not be less than $7.50 per share nor more than $12.00 per share. The option is not assignable without the prior consent of Joseph C. Keys.

ITEM 7.  Material to Be Filed as Exhibits

         1. Option Agreement, dated as of December 29, 1997, between Joseph C. Keys and Paul R. Rentenbach.


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                /S/Paul R. Rentenbach
                                ___________________________
                                   Paul R. Rentenbach

Dated: May 8, 1998

                                 EXHIBIT INDEX

Exhibit No.      Description

1 Option Agreement, dated as of December 29, 1997, between Joseph C. Keys and Paul R. Rentenbach.